As filed with the Securities and Exchange Commission on July 5, 2024,

Securities Act File No. 333-276064

1940 Act File No. 811-23921

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933
Pre-Effective Amendment __
Post-Effective Amendment 1

REGISTRATION STATEMENT UNDER INVESTMENT COMPANY ACT OF 1940
Amendment 4

Beacon Pointe Multi-Alternative Fund

(Exact Name of Registrant as Specified in Charter)

24 Corporate Plaza Drive

Suite 150

Newport Beach CA 92660

(Address of Principal Executive Offices)

(949) 718-1600

(Registrant’s Telephone Number)

Copies to:

Terrence Davis, Esq. & Tanya Boyle, Esq. DLA Piper, LLP 1201 West Peachtree Street Suite 2900 Atlanta, GA 30309

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐ when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☒ immediately upon filing pursuant to paragraph (b)

☐ on ______ pursuant to paragraph (b)

☐ 60 days after filing pursuant to paragraph (a)

☐ on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐ This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☒ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-276064.

Check each box that appropriately characterizes the Registrant:

☒ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐ If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-276064 and 811-23921) (the “Registration Statement”) of Beacon Pointe Multi-Alternative Fund (the “Registrant”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement and pursuant to Rule 462(d) under the Securities Act, shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement are hereby incorporated by reference.

BEACON POINTE MULTI-ALTERNATIVE FUND

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A: None.

Part B: Report of Independent Registered Public Accounting Firm

Statement of Assets and Liabilities, Statement of Operations, and Notes to Financial Statements is incorporated herein by reference to Registrant’s Registration Statement filed on June 27, 2024.

2. Exhibits

a(1).	Agreement and Declaration of Trust is incorporated herein by reference to Registrant’s Registration Statement filed on December 15, 2023.
a(2).	Certificate of Trust is incorporated herein by reference to Registrant’s Registration Statement filed on December 15, 2023.
a(2)(i)	Certificate of Amendment to Certificate of Trust is incorporated herein by reference to Registrant’s Registration Statement filed on December 15, 2023.
b.	By-Laws are incorporated herein by reference to Registrant’s Registration Statement filed on December 15, 2023.
c.	Voting Trust Agreements: None
d.	Instruments Defining Rights of Security Holders. See Article III, "Shares" and Article V "Shareholders’ Voting Powers and Meetings" of the Registrant's Agreement and Declaration of Trust. See also, Article III, "Meetings of Shareholders" of the Registrant's By-Laws.
e.	Dividend reinvestment plan is incorporated herein by reference to Registrant’s Registration Statement filed on April 25, 2024.
f.	Not applicable.
g(1).	Investment Advisory Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on April 25, 2024.
h(1)	Distribution Agreement is filed herewith.
i.	Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.
j.	Custodian Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on April 25, 2024.
k(1).	Fund Services Agreement is filed herewith.
k(2).	Expense Limitation Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on May 23, 2024.
l(1).	Opinion of Counsel is incorporated herein by reference to Registrant’s Registration Statement filed on June 27, 2024.
m.	Non-resident Trustee Consent to Service of Process: Not applicable
n.	Consent of Independent Registered Public Accounting Firm is incorporated herein by reference to Registrant’s Registration Statement filed on June 27, 2024.
o.	Omitted Financial Statements: None
p.	Initial Capital Agreement is incorporated herein by reference to Registrant’s Registration Statement filed on April 25, 2024.
q.	Model Retirement Plan: None

r(1).	Code of Ethics-Fund is incorporated herein by reference to Registrant’s Registration Statement filed on April 25, 2024.
r(2).	Code of Ethics-Adviser is incorporated herein by reference to Registrant’s Registration Statement filed on April 25, 2024.
r(3).	Code of Ethics-Principal Underwriter/Distributor is incorporated herein by reference to Registrant’s Registration Statement filed on April 25, 2024.
s(1).	Powers of Attorney for the Trust, and a certificate with respect thereto, and each trustee and executive officer, is incorporated herein by reference to Registrant’s Registration Statement filed on April 25, 2024.
s(2).	Power of Attorney for Clifford Schireson is incorporated herein by reference to Registrant’s Registration Statement filed on May 23, 2024.

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities as of June 27, 2024:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership	None

Item 30. Indemnification

Reference is made to Article VIII Section 2 of the Registrant's Declaration of Trust (the "Declaration of Trust"), filed as Exhibit (a)(1) hereto, and to [Section 7] of the Registrant's Underwriting Agreement, to be filed as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Underwriting Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant's prospectus in the section entitled "Management of the Fund." Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801- 60943), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

Ultimus Fund Solutions, LLC, the Fund's administrator, maintains certain required accounting related and financial books and records of the Registrant at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246. The other required books and records are maintained by the Adviser at 24 Corporate Plaza Drive, Suite 150, Newport Beach CA 92660.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (b) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (d)The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (e) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Not applicable.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 5th day of July, 2024.

BEACON POINTE MULTI-ALTERNATIVE FUND

By:	/s/ Tanya L. Boyle
Name: Tanya L. Boyle
Title: Attorney-in-Fact
* Pursuant to Powers of Attorney

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Name	Title	Date
Mary Moran Zeven*	Trustee & Chairwoman	July 5, 2024
Carrie Schoffman*	Trustee	July 5, 2024
Clifford Schireson*	Trustee	July 5, 2024
Michael Dow*	President and Principal Executive Officer	July 5, 2024
Jessica Chase *	Treasurer, Principal Financial Officer, and Principal Accounting Officer	July 5, 2024

*	Affixed by Tanya Boyle

Attorney-in-Fact - Pursuant to Powers of Attorney

Exhibit Index

h(1)	Distribution Agreement
k(1).	Fund Services Agreement